SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

August 23, 2012

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

THIS PRESS RELEASE ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-180880) OF TELEFONAKTIEBOLAGET LM ERICSSON (PUBL.) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS PRESS RELEASE IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Announcement of LM Ericsson Telephone Company, dated August 22, 2012 regarding “ERICSSON SELLS ITS EDA 1500 GPON ASSETS”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ NINA MACPHERSON
Nina Macpherson
Senior Vice President and
General Counsel

By:	/s/ HELENA NORRMAN
Helena Norrman
Senior Vice President
Corporate Communications

Date: August 23, 2012

PRESS RELEASE AUGUST 22, 2012

ERICSSON SELLS ITS EDA 1500 GPON ASSETS

•	Deal assures continued support to Ericsson’s fiber access customers

•	Operating income negatively impacted by estimated SEK 400 million in Q4 2012

•	No significant cash impact

•	Ericsson to focus on end-to-end solutions for 4th generation IP networks

Ericsson (NASDAQ:ERIC) today announced the sale of its EDA 1500 GPON portfolio to U.S.-based broadband access systems and software supplier Calix, Inc. (NYSE:CALX). The deal allows Ericsson to focus on end-to-end solutions for 4th generation IP and mobile broadband.

The negative impact on operating income of estimated SEK 400 million in the fourth quarter 2012 will be equally split between cost of sales and operating expenses, without any significant cash impact. The transaction is subject to the finalization of transition services agreements and customary closing conditions.

Ericsson’s capital assets expected to be included is the Ericsson EDA 1500 GPON solution and its complementary ONT portfolio. Also included in the agreement is the transfer of approximately 60 North American employees, as well as the transition and ongoing support of the acquired products from Ericsson to Calix.

The companies have also signed a global re-seller agreement, effective at the close of this transaction, that allows the expanded Calix Unified Access portfolio of systems and software to be sold as Ericsson’s preferred fiber access solution in 180 countries worldwide. This allows Ericsson to continue to provide fiber and copper access products as part of end-to-end solutions for fixed and mobile operators.

As Ericsson’s preferred global partner for fiber access applications, Calix will provide maintenance and support for Ericsson’s installed fiber access base and assure that all commitments to existing EDA 1500 GPON customers are held.

Additional details of the transaction were not disclosed.

PRESS RELEASE AUGUST 22, 2012

NOTES TO EDITORS

ABOUT CALIX

Calix (NYSE: CALX) is a global leader in access innovation. Its Unified Access portfolio of broadband communications access systems and software enables communications service providers worldwide to be the broadband provider of choice to their subscribers. For more information, visit the Calix website at http://www.calix.com/.

FOR FURTHER INFORMATION, PLEASE CONTACT

Ericsson Corporate Public & Media Relations

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

Ericsson Investor Relations

Phone: +46 10 719 00 00

E-mail: investor.relations@ericsson.com

Ericsson discloses the information provided herein pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication on August 22 at 10.02 PM CET.